

SECURI  ISSION

13012024

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ANNUAL AUDITED REPORT
Mail Processing X-17A-5
Section PART III

APR 02 2013 FACING PAGE

Washington DC
401

SEC FILE NUMBER
8- 53260

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2012___ AND ENDING ___12/31/12___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KATALYST SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Maiden Lane Suite 601
_____
(No. and Street)

New York	**New York**	**10038**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein   **(212) 587-6667**
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr. CPA
_____
(Name -- if individual, state last, first, middle name)

15565 Northland Drive Suite 508	**West Southfield**	**Mi**	**48075**
(Address)	(City)		

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Paul Ehrenstein_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Katalyst Securities LLC_____ , as

of __December 31_____ , 20 __12____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 _15_

_____
Signature

FINOP
_____
Title

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Katalyst Securities, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2012
(With Independent Auditor's Report Thereon)
and
Supplemental Report on Internal Control

December 31, 2012

KATALYST SECURITIES, LLC
December 31, 2012

Contents

United States Securities and Exchange Commission's

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Katalyst Securities, LLC

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Katalyst Securities, LLC as December 31, 2012and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Katalyst Securities, LLC as of December 31, 2012, and results of operations and its

cash flows for the year then ended in accordance principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation if fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
March 31, 2013

Katalyst Securities, LLC
BALANCE SHEET
As of December 31, 2012

ASSETS

CURRENT ASSETS

Cash in Bank $ 10,411.40

Total Current Assets   10,411.40

PROPERTY AND EQUIPMENT

TOTAL ASSETS $ 10,411.40

The footnotes are an integral part of the financial statements.

3

Katalyst Securities, LLC
BALANCE SHEET
As of December 31, 2012

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts Payable $ 3,139.00

Total Current Liabilities   3,139.00

LONG-TERM LIABILITIES

Total Liabilities   3,139.00

MEMBERS' EQUITY
Members' Equity   7,272.40

Total Members' Equity   7,272.40

**TOTAL LIABILITIES AND
MEMBERS' EQUITY** $ 10,411.40

Katalyst Securities, LLC
STATEMENT OF INCOME

	12 Months Ended December 31, 2012
Revenues	
Merger & Acquisition	$ 278,638.91
Private Placements	5,000.00
Total Revenues	283,638.91
Operating Expenses	
Employee compensation and benefits	219,376.41
Floor brokerage, exchange, and clearance fees	3,170.67
Communications	396.00
Occupancy	3,600.00
Other expenses	10,304.38
Total Operating Expenses	236,847.46
Operating Income (Loss)	46,791.45
Net Income (Loss)	$ 46,791.45

The footnotes are an integral part of the financial statements.

5

Katalyst Securities, LLC
STATEMENT OF MEMBERS' EQUITY

	12 Months Ended December 31, 2012
Beginning of Period	$ 9,909.00
Plus: Net Income	$ 46,791.45
Plus: Prior Period Adjustment	$ 0.95
Plus: Member Contributions	$ 3,996.00
Less: Member Distributions	(53,425.00)
MEMBERS' EQUITY END OF PERIOD	$ 7,272.40

The footnotes are an integral part of the financial statements.

6

Katalyst Securities, LLC
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2012

<u>2012</u>

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income (Loss)	$ 46,791.45
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	0.95
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	3,139.00
Accrued Liabilities	(10,125.00)
Total Adjustments	(6,985.05)
Net Cash Provided By (Used in) Operating Activities	39,806.40

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used in) Investing Activities	0.00

CASH FLOWS FROM FINANCING ACTIVITIES

Member Distributions	(53,425.00)
Member Contributions	3,996.00
Treasury Stock	0.00
Net Cash Provided By (Used in) Financing Activities	(49,429.00)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,622.60)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	20,034.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 10,411.40

The footnotes are an integral part of the financial statements.

7

KATALYST SECURITIES, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2012		$ 9,909	$ 9,909
Net Income/loss for the year ended December 31, 2012		46,791	46,791
Member Contributions	3,996	-	3,996
Member Distributions	(53,425)	-	(53,425)
Prior Period Adjustment	-	-	-
Balance at December 31, 2012	$ (49,429)	$ 56,700	$ 7,271

The footnotes an are integral part of the financial statements.

8

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Katalyst Securities, LLC (the Company) was a Pennsylvania limited liability company on February 23, 2001, and was a wholly owned subsidiary of Katalyst LLC ("Katalyst"). On October 26, 2010, FINRA approved the ownership of Katalyst Securities LLC\. The former, Katalyst LLC, sold its 100% ownership interest to Securities Operations Specialists, Inc., a New York corporation.

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption when a "Special Account for the Exclusive Benefit of customers" is maintained.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recognized when the service is rendered.

Income taxes

The Company is an LLC, under the Internal Revenue Code and New York State Tax Code. Any income or loss of the Company is reported by the individual member's income tax returns. Consequently, no provision is made by the Company for federal and New York State income taxes. New York City does not have comparable provisions in its tax code. Accrual for this tax has been provided for in the financial statements.

KATALYST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2012, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company provides services in connection with private capital placements and merger and acquisition transactions.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

KATALYST SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i) by promptly transmitting all customer funds or securities to the "Special Account for the benefit of customers."

NOTE D – EXPENSE SHARING AGREEMENT

The Company and Paul Ehrenstein Associates, Inc. will share expenses. Those related to licensing and operations will be paid by the Company directly. Rent, salaries and office costs will by paid by Paul Ehrenstein Associates, Inc. and contributed by the Company based on the allocation of a proportionate share based on NASD Notice 03-63 and SES interpretive letter dated July 11, 2003.

NOTE E – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 -- Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

NOTE F -- RELATED PARTY TRANSACTIONS

Paul Ehrenstein is a 100% owner of Paul Ehrenstein Associates, Inc., and a 50% owner of Katalyst Securities, LLC parent company -- Securities Operations Specialists Inc.

NOTE G -- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2013, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE H -- SUPPLMENTARY REPORT ON SIPC ASSESSMENT RECONCILIATION

The supplemental report on SIPC assessment reconciliation is not required because the Company's receipts were less than $500,000.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2012

Katalyst Securities, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2012

Computation of Net Capital

Total Stockholder's equity:		$	7,272.00
Nonallowable assets:			
Other Assets	0.00		
Fixed Assets	0.00		
Accounts receivable – other	0.00		(0.00)
Other Charges			
Haircuts	0.00		
Undue Concentration	0.00		(0.00)
Net allowable capital		$	7,272.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	209.37
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	2,272.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	3,140.00
Percentage of aggregate indebtedness to net capital		43.16%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2012	$	7,271.00
Adjustments:		
Change in Equity (Adjustments)		1.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		7,272.00
Reconciled Difference	$	(0.00)

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 1515c3-3(k)(2)(i) because a "special Account for the Exclusive Benefit of customers" is maintained.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2012	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2012	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

March 25, 2013

Board of Directors
Katalyst Securities, LLC
15 Maiden Lane
Suite 601
New York, NY 10038-5143

In planning and performing my audit of the financial statements and supplemental schedules of Katalyst Securities, LLC for the year ended December 31, 2012, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no following condition that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson, Jr., CPA